ZEN Graphene Solutions Announces the Launch of Graphene Product Sales

Thunder Bay, ON - March 2, 2020, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSXV:ZEN) is pleased to announce the launch of Albany Pure TM graphene products on their website at https://shop.zengraphene.com/. The Company is planning to expand its product line to bring Graphene Quantum Dots, Graphene Oxide, Reduced Graphene Oxide, and other graphene-based products to the market.

"We have reached a major milestone as our 2020 goal is to start bringing in revenue from the production and sale of Albany Pure TM graphene products." Stated Francis Dubé, CEO. "Graphene is the new wonder material that is just beginning to be used in many large scale industrial applications and we are entering the graphene sales market at an optimal time."

The Company is ramping up its new lab facility in Guelph, Ontario and is working towards larger-scale graphene production. The graphene precursor material is sourced from the unique, igneous-hosted Albany Graphite Deposit in Northern Ontario. As part of the company's business development plan, ZEN is actively working with several industries to functionalize and test its graphene products in their applications with the potential for subsequent industry partnerships and agreements.

About ZEN Graphene Solutions Ltd.

ZEN is an emerging graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a potential competitive advantage in the graphene market as independent labs in Japan, UK, Israel, USA and Canada have independently demonstrated that ZEN's Albany PureTM Graphite is an ideal precursor material which easily converts (exfoliates) to graphene, using a variety of mechanical, chemical and electrochemical methods.

For further information:

Dr. Francis Dubé, Chief Executive Officer

Tel: +1 (289) 821-2820

Email: drfdube@zengraphene.com

To find out more on ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.